UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RAPT THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

REDROSE ACQUISITION CO.,

GLAXOSMITHKLINE LLC

and

GSK PLC

(Names of Filing Persons - Offerors)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

75382E208

(Cusip Number of Class of Securities)

David Rea

GlaxoSmithKline LLC

1250 South Collegeville Road

Collegeville, PA 19426

+1 215-219-7521

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

George Karafotias

Beth Troy

Allen Overy Shearman Sterling US LLP

599 Lexington Avenue

New York, New York 10022

Telephone: +1 (212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent), (ii) GlaxoSmithKline LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Ultimate Parent (“Parent”), and (iii) Redrose Acquisition Co., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.0001 per share (each, a “Share” and, collectively, the “Shares”), of RAPT Therapeutics, Inc., a Delaware corporation (the “Company”), for $58.00 per Share in cash (such amount or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), without interest, subject to any applicable withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of January 19, 2026 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and solely for purposes of Section 8.11 therein, Ultimate Parent, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 9 and 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is RAPT Therapeutics, Inc., a Delaware corporation. The Company’s principal executive offices are located at 561 Eccles Avenue, South San Francisco, California 94080. The Company’s telephone number is (650) 489-9000.

(b) This Schedule TO relates to the outstanding Shares. The Company has advised Parent, Purchaser, and Ultimate Parent that, as of the close of business on January 28, 2026, 30,922,702 Shares were issued and outstanding.

(c) The information concerning the principal market in which the Shares are traded, and certain high and low sales prices for Shares in the principal market in which the Shares are traded, are set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

(a)- (c) This Schedule TO is filed by Purchaser, Parent and Ultimate Parent. The information set forth in Section 8 (entitled “Certain Information Concerning Ultimate Parent, Parent, Purchaser and Certain Related Persons”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i) - (viii), (x), (xii), (a)(2)(i) - (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 1 - “Terms of the Offer”

•	Section 2 - “Acceptance for Payment and Payment for Shares”

•	Section 3 - “Procedures for Accepting the Offer and Tendering Shares”

•	Section 4 - “Withdrawal Rights”

•	Section 5 - “Certain Material U.S. Federal Income Tax Consequences of the Offer”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for the Company”

•	Section 13 - “Certain Effects of the Offer”

•	Section 15 - “Conditions of the Offer”

•	Section 16 - “Certain Legal Matters; Regulatory Approvals”

•	Section 17 - “Appraisal Rights”

•	Section 19 - “Miscellaneous”

(a)(1)(ix) and (xi), (a)(2)(v) - (vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 7 - “Certain Information Concerning the Company”

•	Section 8 - “Certain Information Concerning Ultimate Parent, Parent, Purchaser and Certain Related Persons”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for the Company”

•	Schedule I

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) - (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 6 - “Price Range of Shares; Dividends on the Shares”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for the Company”

•	Section 13 - “Certain Effects of the Offer”

•	Schedule I

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 9 - “Source and Amount of Funds”

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 - “Certain Information Concerning Ultimate Parent, Parent, Purchaser and Certain Related Persons”

(b) Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 - “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 18 - “Fees and Expenses”

Item 10. Financial Statements.

(a), (b) Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 - “Certain Information Concerning Ultimate Parent, Parent, Purchaser and Certain Related Persons”

•	Section 10 - “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 - “The Merger Agreement; Other Agreements”

•	Section 12 - “Purpose of the Offer; Plans for the Company”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 12 - “Purpose of the Offer; Plans for the Company”

•	Section 15 - “Conditions of the Offer”

•	Section 16 - “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15 - “Conditions of the Offer”

•	Section 16 - “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13 - “Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16 - “Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 2, 2026.*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Summary Advertisement as published in The Wall Street Journal on February 2, 2026.*

(a)(1)(F)	Extract of Minutes by Meeting of the Board of Directors of GSK plc held January 9, 2026.*

(a)(5)(A)	Press Release of Ultimate Parent, dated January 20, 2026 (incorporated herein by reference to Exhibit 99.(a)(5)(A) to the Schedule TO-C filed by Ultimate Parent on January 20, 2026).

(a)(5)(B)	Investor call slides of Ultimate Parent, dated January 20, 2026 (incorporated herein by reference to Exhibit 99.(a)(5)(A) to the Schedule TO-C filed by Ultimate Parent on January 20, 2026).

(a)(5)(C)	Social media content by Kaivan Khavandi on https://www.linkedin.com/ (incorporated herein by reference to Exhibit 99.(a)(5)(B) to the Schedule TO-C filed by Ultimate Parent on January 20, 2026).

(a)(5)(D)	Social media content by Chris Sheldon on https://www.linkedin.com/ (incorporated herein by reference to Exhibit 99.(a)(5)(C) to the Schedule TO-C filed by Ultimate Parent on January 20, 2026).

(d)(1)	Agreement and Plan of Merger, dated as of January 19, 2026, by and among Parent, Purchaser, Ultimate Parent and the Company (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by the Company on January 20, 2026).

(d)(2)	Form of Tender and Support Agreement, dated January 19, 2026, by and among Parent, Purchaser and the stockholders of the Company party thereto (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Company on January 20, 2026).

(d)(3)	Confidential Disclosure Agreement, dated as of November 11, 2025, by and between GlaxoSmithKline Research & Development Limited and the Company.*

(d)(4)	Confidentiality Agreement, dated as of January 2, 2026, by and between Purchaser and the Company.*

(d)(5)	Clean Team Agreement, dated as of January 5, 2026, by and between Purchaser and the Company.*

(d)(6)	Exclusivity Agreement, dated as of January 2, 2026, by and between Purchaser and the Company.*

(d)(7)	Amendment No. 1 to Exclusivity Agreement, dated as of January 15, 2026, by and between Purchaser and the Company.*

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 2, 2026

GLAXOSMITHKLINE LLC

By:	/s/ Justin Huang
Name: Justin Huang
Title: Secretary

REDROSE ACQUISITION CO.

By:	/s/ Justin Huang
Name: Justin Huang
Title: Director, President and Secretary

GSK PLC

By:	/s/ David Redfern
Name: David Redfern
Title: Authorized Signatory